UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offers

On January 6, 2017, Intelsat S.A. issued a press release which announced the final results for the previously announced private exchange offers by its indirect wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”), for 6.75% Senior Notes due 2018 issued by another of its indirect wholly-owned subsidiaries, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), and 7.75% Senior Notes due 2021 issued by Intelsat Luxembourg.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release.

The information contained in this report shall be deemed to be incorporated by reference into the confidential offering memorandum, dated December 20, 2016, relating to Intelsat Luxembourg’s private offer to exchange certain of its notes.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated January 6, 2017, entitled “Intelsat Announces Final Results of Exchange Offers by Intelsat Connect Finance S.A. for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2017	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated January 6, 2017, entitled “Intelsat Announces Final Results of Exchange Offers by Intelsat Connect Finance S.A. for Certain Notes of Intelsat (Luxembourg) S.A.”